Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results for the Fourth Quarter and Year ended December 31, 2015

March 21, 2016: Caledonia Mining Corporation ("Caledonia" or the "Company") announces its operating and financial results for the fourth quarter ("Q4" or the "Quarter") and the year ended December 31, 2015 (the "Year").  All results are reported in United States dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49 per cent of the Blanket Mine ("Blanket") in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100 per cent basis unless indicated otherwise.

Financial and Operating Review
$'000's unless otherwise stated
	Q4 2014	Q4 2015	Year 2014	Year 2015	Comment
Gold produced (oz)	10,417	11,515	41,771	42,804	Gold production increased in the Quarter and the Year due to higher tonnes milled, offset by a lower grade
On-mine cost ($/oz)[1]	704	701	652	701	On-mine costs increased in the year due to the lower average grade which outweighed the overall reduction in cost per tonne milled
All-in Sustaining Cost ($/oz) ("AISC")	1,118	1,130	969	1,038	All-in sustaining costs increased in 2015 compared to 2014 due to the increased sustaining capital investment
Average realised gold price ($/oz)	1,180	1,083	1,245	1,139	Lower realised gold price in the Quarter and Year reflects the lower prevailing gold price
Gross profit [2]	3,804	3,408	18,543	13,181	Gross profit was lower due to the lower realised gold price, the effect of which was offset in Q4 by higher production and sales, and increased production costs
Net (loss)/profit attributable to shareholders	(251)	1,940	4,435	4,779	The effect of lower revenues was outweighed by a foreign exchange gain arising from the devaluation of the South Africa rand against the US dollar and lower taxation
Adjusted basic earnings per share[3] (cents)	2.1	0.9	10.4	8.1	Adjusted earnings per share excludes deferred taxation charges, foreign exchange gains, the costs of the Zambian operation and the income tax credits arising in 2015 relating to previous years
Net cash and cash equivalents	23,082	10,880	23,082	10,880	Group net cash was lower due to the high level of capital investment at Blanket. Net cash at December 31, 2015 includes Blanket's overdraft of $1.7m (2014, nil)
Cash from operating activities	1,383	2,556	10,951	6,869	Caledonia remains cash generative at the operating level despite the lower gold price
Payments to the community and Zimbabwe government	2,616	1,976	12,354	7,373	Payments to the community and the Zimbabwe Government in 2015 were lower than in previous years due to the lower income tax and royalty payments.

1 Non-IFRS measures such as "On-Mine Cost per ounce", "All-in Sustaining Cost per ounce" and "average realised gold price" are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted earnings per share ("EPS") is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Commenting on the results for 2015, Steve Curtis, Caledonia's CEO said:

"2015 was another challenging year due to the lower gold price.  Despite the tough environment, Blanket remained cash generative at the operating level.  Production in 2015 was 2.5 per cent higher than in 2014 and 2 per cent higher than target, at 42,806 ounces.

"Investment at the Blanket Mine increased from $6 million in 2014 to almost $17 million in 2015 due to the implementation of the Revised Investment Plan, which was announced in November 2014.  The objectives of the Revised Investment Plan are to:

•	increase production to approximately 80,000 ounces of gold in 2021;
•	further improve Blanket's operational efficiency; and
•	enhance Blanket's ability for further deep level exploration and development, thereby extending the life of mine.

"Implementation of the Revised Investment plan is on-track and within budget. During the year the Tramming Loop was completed, which allowed a sustained increase in tonnes produced in the second half of the year.

"In the middle of March 2016, production from below 750 meters commenced, as planned, via the Number 6 Winze.  Production from below 750 meters is expected to increase progressively in the remainder of 2016 and 2017 and will contribute to the higher targeted production of approximately 50,000 ounces of gold in 2016 and approximately 65,000 ounces of gold in 2017.

"Blanket achieved a creditable AISC of $1,038 per ounce of gold (2014: $969/oz), the increase being largely due to higher sustaining capital investment in 2015 compared to 2014. It is expected that the AISC per ounce will fall in 2016 as fixed costs are spread over higher production ounces and the cost reduction measures implemented in 2015 take effect.

"The focus on resource development at Blanket increased in 2015. There were two resource upgrades in the Year as a result of which the total resource base4remained broadly unchanged, notwithstanding record production in 2015 in terms of tonnes mined.  Following the upgrades, measured and indicated resources increased from 55 per cent of the total resource base to 64 per cent.  Towards the end of the Year, new drilling machines were installed and commissioned as a result of which the drilling rate achieved in January and February 2016 increased to over 2,000 meters per month compared to the average achieved in 2015 of approximately 700 meters per month.

"In February 2016 Caledonia's shareholders approved, by an overwhelming majority, the proposal that Caledonia should migrate its tax and legal domicile from Canada to Jersey, Channel Islands.  This migration will be effected today and reduce the tax burden on Caledonia and its shareholders, and reduce the costs of tax compliance.

"I expect that 2016 will be a Transformational Year for Caledonia as the benefits of restructuring and investment become apparent and I look forward to updating the market accordingly."

Shareholder Conference Call
A presentation of the 2015 results and outlook for Caledonia is available on Caledonia's website (www.caledoniamining.com).  Management will host a "Question and Answer" call at 3pm British Summer Time.   Details for the call are as follows:

Date:  March 29, 2016

Time: 1500 London /1400 Johannesburg, Zurich, Frankfurt/1000 Toronto, New York

	Dial-in telephone number	Password
Canada Toll free	1 800 608 0547	Caledonia
South Africa Toll free	0 800 980 512	Caledonia
USA Toll free	1 866 966 5335	Caledonia
UK	0808 109 0700	Caledonia
Other	+44 20 3003 2666	Caledonia

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

4 The total resource base comprises measured, indicated and inferred resources.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Consolidated Statements of Comprehensive Income ($'000's except per share amounts)
	For the 3 months ended Dec 31		For the 12 months ended Dec 31
	2015	2014	2015	2014	2013

Revenue	11,753	11,139	48,977	53,513	63,217
Royalty	(591)	(554)	(2,455)	(3,522)	(4,412)
Production costs	(7,018)	(6,101)	(30,019)	(27,908)	(26,614)
Depreciation	(736)	(680)	(3,322)	(3,540)	(3,181)
Gross profit	3,408	3,804	13,181	18,543	29,010
Other (expense)/income	54	(27)	110	25	-
Administrative expenses	(2,439)	(2,460)	(7,622)	(7,387)	(7,546)
Share-based payment expense	(24)	-	(24)	-	(66)
Foreign exchange gain/(loss)	774	590	2,850	1,065	1,628
Impairment	-	(178)	-	(178)	(13,789)
Operating profit	1,773	1,729	8,495	12,068	9,237
Net finance (cost)/income	(107)	(61)	(535)	(140)	(105)
Profit before tax	1,666	1,688	7,960	11,928	9,132
Tax (expense)/credit	287	(2,045)	(2,370)	(5,982)	(9,609)
Profit/(Loss) for the period	1,953	(377)	5,590	5,946	(477)

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(1,203)	(2,409)	(3,291)	(685)	(1,567)
Tax credit on other comprehensive income	199	111	199	111	-
Other comprehensive income/(loss) net of income tax	(1,004)	(2,298)	(3,092)	(574)	(1,567)
Total comprehensive income/(loss) for the period	949	(2,675)	2,498	5,372	(2,044)

Profit/(Loss) attributable to:
Shareholders of the Company	1,940	(251)	4,779	4,435	(2,967)
Non-controlling interests	13	(126)	811	1,511	2,490
Profit/(Loss) for the period	1,953	(377)	5,590	5,946	(477)

Total comprehensive income/(loss) attributable to:
Shareholders of the Company	936	(2,549)	1,687	3,861	(4,534)
Non-controlling interests	13	(126)	811	1,511	2,490
Total comprehensive income/(loss) for the period	949	(2,675)	2,498	5,372	(2,044)

Earnings/(Loss) per share (cents)
Basic	3.6	(0.6)	8.9	8.4	(5.9)
Diluted	3.6	(0.6)	8.9	8.4	(5.9)
Adjusted earnings per share (cents) (i)
Basic	0.9	2.1	8.1	10.4	26.8

Consolidated Statements of Cash Flows ($'000's)
	For the 12 months ended Dec 31,
	2015	2014	2013
Cash flows from operating activities
Cash generated by operating activities	8,823	15,584	22,820
Net interest paid	(492)	(107)	(105)
Tax paid	(1,462)	(4,526)	(7,742)
Net cash from operating activities	6,869	10,951	14,973

Cash flows from investing activities
Acquisition of Property, plant and equipment	(16,567)	(6,150)	(11,396)
Net cash used in investing activities	(16,567)	(6,150)	(11,396)

Cash flows from financing activities
Advance dividends paid	-	-	(2,000)
Dividends paid	(2,504)	(3,620)	(5,871)
Proceeds from the exercise of share options	-	-	456
Net cash used in financing activities	(2,504)	(3,260)	(7,415)
Net (decrease)/increase in cash and cash equivalents	(12,202)	1,181	(3,838)
Cash and cash equivalents at beginning of the year	23,082	21,901	28,125
Cash and cash equivalents at year end (net of overdraft)	10,880	23,082	21,901
(i) Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance.  Refer to Section 10 for a discussion of non-IFRS measures
Consolidated Statements of Financial Position
($'000's)	As at Dec 31,	Dec 31,	Dec 31,
	2015	2014	2013
Total non-current assets	49,276	34,736	31,272
Inventories	6,091	6,512	6,419
Prepayments	667	299	165
Income tax receivable	397	95	-
Trade and other receivables	3,839	1,755	3,636
Cash and cash equivalents	12,568	23,082	23,580
Total assets	72,838	66,479	65,072
Total non-current liabilities	14,080	11,164	9,437
Trade and other payables	6,656	3,260	4,301
Income taxes payable	53	1,712	1,064
Bank overdraft	1,688	-	1,679
Total liabilities	22,477	16,136	16,481
Total equity	50,361	50,343	48,591
Total equity and liabilities	72,838	66,479	65,072